August 4, 2010

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

Division of Corporation Finance

100 F Street, NE – Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Murphy Oil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Response Letter Dated April 30, 2010

File No. 1-08590

Dear Mr. Schwall:

This letter is Murphy Oil Corporation’s response to your staff comment letter dated July 7, 2010. For ease of review, the staff comments from that letter are included below in bold text, which are then followed by our response. Please note that Murphy Oil Corporation is also today under separate cover submitting a response to staff comment 4 pursuant to a confidentiality request under the Freedom of Information Act and SEC Rule of Practice 83.

General

1.	In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or any of your operations are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, you should expand your disclosure regarding your insurance coverage for potential environmental liabilities.

Such disclosure should be set forth in the “Business” section of your annual report and in the “Risk Factors” section, as applicable. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your products and services, not just those involved in offshore operations.

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

August 4, 2010

We believe that our previous disclosures regarding hazards risks and available insurance have been appropriate. As disclosed in Risk Factors in our 2009 Form 10-K on page 13, we maintained at December 31, 2009 excess liability insurance totaling $775 million per occurrence covering general liability and certain “sudden and accidental” environmental risks. We also noted that there can be no assurance that our insurance will be adequate to offset costs associated with certain events. We also disclosed in Risk Factors that our business is subject to many identified operational hazards, including, among others, hurricanes, mechanical equipment failures, industrial accidents, fires, explosions, loss of hydrocarbons, environmental pollution or contamination, personal injury and death. In addition, following the Gulf of Mexico incident, we disclosed a further Risk Factor in our March 31, 2010 Form 10-Q related to the impact this event may have on the future operations of the Company in the U.S.

Below is an updated version of our Risk Factor disclosure regarding insurance. These facts are based on current coverage and may be somewhat different by year-end 2010.

There can be no assurance that Murphy’s insurance will be adequate to offset costs associated with certain events or that insurance coverage will continue to be available in the future on terms that justify its purchase.

Murphy maintains insurance against certain, but not all, hazards that could arise from its operations. The Company maintains liability insurance sufficient to cover its share of gross insured claim costs up to approximately $775 million per occurrence and in the annual aggregate. These policies have up to $10 million in deductibles. Generally, this insurance covers various types of claims including those related to personal injury, death, property damage, loss of use and cleanup of hazardous materials discharged into the environment due to a “sudden and accidental” event. The Company also maintained insurance coverage with an additional limit of $250 million per occurrence ($600 million for Gulf of Mexico operations not related to a named windstorm), all or part of which could be applicable to certain sudden and accidental pollution events. The occurrence of an event that is not insured or not fully insured could have a material adverse effect on the Company’s financial condition and results of operations in the future. During 2005, damages from hurricanes caused a temporary shut-down of certain U.S. oil and gas production operations as well as the Meraux, Louisiana refinery. The Company repaired the Meraux refinery and it restarted operations in mid-2006, but the Company did not fully recover repair costs incurred at Meraux under its insurance policies. Damages incurred by the Company from 2008 hurricanes did not exceed deductible limits under the insurance policies. See Note X and X in the consolidated financial statements for further discussion.

We will continue to include in our Risk Factor disclosures the oil industry hazards faced by the Company as noted at the top of this page. We will also add discussion of these risks in the Property section of Form 10-K in the future, and will further refer in the Property section to the Risk Factors sections that addresses the hazardous risks and insurance coverage limitations.

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

August 4, 2010

2.	Tell us what recovery and remediation plans you have in place in the event of an oil spill or explosion at any of your offshore locations.

Each Murphy offshore facility in the Gulf of Mexico has in place an Emergency Evacuation Plan (EEP) and an Oil Spill Response Plan (OSRP). In the event of an explosion, personnel would be evacuated immediately in accordance with the EEP and the OSRP would be activated if needed. In the event of an oil spill, the OSRP would be executed as needed. The EEP is approved by U.S. Coast Guard (USCG) and the OSRP is approved by BOEM (formerly MMS). The Company also has thorough emergency and spill response plans for offshore facilities in international waters.

Murphy’s OSRP utilizes several companies to provide response and recovery efforts. The Company has hired the largest and most reputable Qualified Individual and Spill Response Management provider in North America to coordinate Murphy’s oil spill response effort. This company will act as Incident Commander for a Murphy spill response effort. Another company has been contracted to provide spill containment and recovery equipment such as skimmers and boom and response vessels such as fast response boats and high volume open sea skimmer barges. The spill containment contractor has hired other companies to store and maintain response equipment and to provide aerial dispersant spraying services and certified tank barges.

Currently, all response and recovery equipment is being utilized for the Gulf of Mexico BP oil spill response. At this time, if another operator were to have a spill that required a response effort, the USCG would be required to decide whether to divert equipment away from the ongoing BP effort to the other spill.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 6. Selected Financial Data, page 17

3.	Your response to prior comment number 1 from our letter dated April 2, 2010 indicates that you intend to provide disclosure addressing the item identified in the final bullet point of the comment. However, your response does not indicate your intentions with respect to the items identified in the other bullet points of the comment. To aid investor understanding of the measure you have presented, revise your disclosure in future to include information responsive to each of the bullet points in our prior comment, similar to the information provided in your response.

In addition to the cautionary statement noted in our previous correspondence, we will provide in future filings an explanation of how these financial measures were computed and why we believe these financial measures are useful to investors.

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

August 4, 2010

Financial Statements

Note S – Terra Nova Working Interest Redetermination, page F-35

4.	Please clarify whether there is a contractually-established maximum or minimum working interest that you will hold in the Terra Nova field after the redetermination has been completed.

Our response is submitted under separate cover pursuant to a confidentiality request under the Freedom of Information Act and SEC Rule of Practice 83.

5.	Regarding the Terra Nova project and related redetermination agreement, describe for us the facts and circumstances surrounding the project that resulted in the parties establishing the redetermination agreement. Also, provide a timeline and description of activities during the redetermination period. As part of your response, describe the material activities or developments related to the redetermination between payout (near the year-end 2004) and when the operator presented their calculation of redetermined interests.

At the time the D&OA was negotiated, each owner estimated the economically recoverable reserves in each of the licenses over which the owner had varying working interests. The initial working interests for the project were agreed based on the owners’ working interest in each of the licenses. A provision for a single redetermination adjustment to be made after additional data for the licenses was obtained through the drilling program was included in the D&OA.

The following timeline is noted:

•	payout achieved	Nov. 2004
•	effective date of redetermined interest	Dec. 2004
•	redetermination date	Jan. 2009
•	operator proposed redetermined working interests	April 2009
•	expected completion of redetermination process	Dec. 2010

Between payout and the operator’s presentation of proposed working interests, the operator developed a history-matched reservoir model in order to prepare a future development plan. The operator used the results to estimate future production from the field and ultimate recovery from each license. These estimates formed the basis for the operator’s proposed redetermined working interests. Each owner individually or jointly developed its own reservoir model for presentation to the arbitration panel.

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

August 4, 2010

6.	Your response to prior comment number 7 indicates, in part, that “it would have been improper accounting to provide a [redetermination] liability… prior to submittal of the initial redetermined interest by the field operator [as] no probable and estimable [settlement] liability existed.” Given the uncertainty surrounding your ultimate ownership interest in the property, as well as your inability to estimate the amount of a liability, clarify your basis for concluding that recognizing revenue for the entire amount sold was appropriate.

The D&OA provides that the Company’s interest in Terra Nova is 12.0% until the redetermination process is completed. The potential to cash settle due to the redetermination process was a contingent liability that was determined not probable until the time the operator and other owners presented proposed redetermination working interests in April 2009. Therefore, the Company has sold and recorded its 12.0% interest as revenue prior to submittal of the redetermined interest and continues to do so through the completion of the redetermination process.

This matter is further addressed in response to your question number 8 below as to classification of revenue versus expense.

7.	We understand from your response to prior comment number 7, and your disclosed revenue recognition policy, that you recognize revenue for oil sales based on actual volumes sold, regardless of your entitled share. If our understanding is not correct, please advise. Otherwise, tell us your basis for this policy. If your policy is based on the “sales” method of accounting for imbalances, explain how your application of this method to the Terra Nova project takes into the consideration the fact that you do not know the actual amount to which you are entitled, and are therefore unable to determine whether, and to what extent, your actual sales differ from your entitled share. Also, explain how your application of this method to the Terra Nova project takes into consideration that fact that you are required to settle any redetermination difference in cash, where the “sales” method generally contemplates adjusting for any current differences through future production.

We record revenue based on the sales method. Per the D&OA, we are entitled to 12.0% of Terra Nova production, and are allocated such by the operator, until the redetermination process is completed. Post redetermination, Murphy will be allocated oil by the operator in relation to its revised working interest percentage. As we record sales at our allocated 12%, we incur an obligation to make other owners whole through a cash payment for the difference between the 12.0% we have sold and the reduced working interest percentage we are ultimately assigned. The joint agreement does not require an adjustment of past production and sales volumes, but rather simply a cash settlement to make all owners whole retroactive to December 2004.

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

August 4, 2010

During 2009, we recorded a liability and expense for the redetermination process based on the most likely ultimate percentage of ownership Murphy will have post redetermination. The Company continues to incur and record expense each quarter in 2010 associated with an increasing settlement liability related to the current year’s oil production and third party sales. The Company’s redetermined interest has been projected to be approximately 10.5%.

8.	Explain to us your basis for recording the redetermination amount as an expense, as opposed to a reduction of revenue.

We considered both methods of recording the income statement impact of the redetermination (i.e., revenue reduction and expense). Since we are allocated and sell 12.0% through the completion of redetermination and are required to make a cash settlement upon completion of redetermination, we concluded that a separate revenue and expense presentation more clearly reflected the substance of these activities. We record revenue related to our 12.0% sale (less royalties) because this is our legal entitlement through the completion of redetermination and because we recognize revenue using the sales method. We have commodity price and credit risks associated with these sold volumes. We believe that this situation meets the four criteria for revenue recognition as outlined in Staff Accounting Bulletin No. 104. We concluded that the presentation of an expense was the most transparent method of disclosing the expected future cash payment related to the anticipated working interest reduction for the sales we have made. We also concluded that the financial statements would not be materially affected by the presentation on either a gross or net basis, as the recorded expense would have reduced 2009 revenue by 0.4% had it been presented as a reduction of revenue.

We hope this letter will satisfy your request for further information. Please direct any further inquiries to my attention.

Sincerely,

/s/ Kevin G. Fitzgerald Kevin G. Fitzgerald
Senior Vice President and Chief Financial Officer

JWE/rs

c:	Paul Monsour – SEC
Brad Skinner – SEC
Doug Brown – SEC